UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Powerlaw Fund II

Address of Principal Business Office (No. & Street, City, State Zip Code):	631 Folsom Street Ste A & B San Francisco, California 94107-3850

Telephone Number (including area code):	(707) 653-6892

Name and Address of Agent	Michael Dinsdale
for Service of Process:	631 Folsom Street Ste A & B
San Francisco, California 94107-3850

Copies to:	John J. Mahon
Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Check the Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:      Yes ☒       No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Denver and the state of Colorado on the 23rd day of July, 2026.

PowerLaw Fund II

By:	/s/ Peter Smith
Name:	Peter Smith
Title:	President

Attest:	/s/ Angela Stanley
Name:	Angela Stanley
Title:	Chief Operating Officer and Secretary